UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2014

Commission File Number: 001-35698

COLLABRIUM JAPAN ACQUISITION CORPORATION

(Translation of registrant’s name into English)

16 Old Bond Street, London W1S 4PS

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): __________.

Submission of Matters to a Vote of Security Holders

On August 18, 2014, Collabrium Japan Acquisition Corporation (“Collabrium” or the “Company”) held a meeting of shareholders (the “Meeting”). At the Meeting, the shareholders approved the following:

•	an amendment to Collabrium’s amended and restated memorandum and articles of association (“Charter”) to extend the current date by which Collabrium must consummate its initial business combination provided therein from August 24, 2014 to February 24, 2015 by providing that any shareholder voting in favor of the extension of the current termination date to February 24, 2015 would agree to defer its entitlement to any distribution or redemption on the current termination date until such later date and that the liquidation of Collabrium would similarly be delayed (the “Extension Amendment”); and

•	an amendment to the Investment Management Trust Agreement (the “IMTA”), by and between Collabrium and Continental Stock Transfer & Trust Company, entered into at the time of the Company’s initial public offering (the “IPO”) and previously amended on April 24, 2014, governing the funds held in the trust account (the “Trust Account”) to (i) permit the withdrawal and distribution of an amount not to exceed $14,168,684.42 (the “Withdrawal Amount”) from the Trust Account to those persons holding ordinary shares (the “Ordinary Shares”) originally comprising part of the units sold in the IPO (the “Public Shares”) who wish to exercise their redemption rights in connection with the Extension Amendment and continue to be entitled to receive their pro rata share of the Trust Account on the current termination date of August 24, 2014; and (ii) extend the date on which to liquidate the remainder of the Trust Account in accordance with the IMTA to February 24, 2015 (the “IMTA Amendment”).

The affirmative vote of 65% of Ordinary Shares voting at the Meeting was required to approve the Extension Amendment. The affirmative vote of 65% of the issued and outstanding Public Shares was required to approve the IMTA Amendment.

The voting results for the Extension Amendment were as follows:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
3,454,907	350,011	0	0

The voting results of the Public Shares for the IMTA Amendment were as follows:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
2,054,907	350,011	0	0

In connection with the Extension Amendment and the IMTA Amendment, Collabrium is offering its shareholders the opportunity to redeem their Public Shares for a pro-rata portion of the Trust Account as required by its Charter. Collabrium is offering this redemption right through an issuer tender offer (the “Tender Offer”) conducted in accordance with the tender offer rules under the Securities Exchange Act of 1934, as amended. Subject to the terms and conditions of the Tender Offer, Collabrium is offering to purchase up to 1,346,041 Public Shares at a purchase price of $10.52619 per share, net to the seller in cash, without interest, for a total purchase price of up to $14,168,684.42. Holders of the Public Shares are entitled to participate in the Tender Offer regardless of whether they voted for or against the Extension Amendment and the IMTA Amendment. Collabrium’s obligation to purchase shares in the Tender Offer is subject to certain conditions, including that no more than 1,346,041 Ordinary Shares are validly tendered and not properly withdrawn.

If the Tender Offer is completed, Collabrium will effect the extension by filing an amended and restated Charter with the Registry of Corporate Affairs in the British Virgin Islands and by executing the IMTA Amendment. If the Tender Offer is not completed, either because more than 1,346,041 Ordinary Shares are validly tendered and not properly withdrawn or for any other reason, Collabrium will not effect the extension and will not file the amended and restated Charter or execute the IMTA Amendment. In such event, Collabrium will, as promptly as reasonably possible after August 24, 2014, but not more than ten business days thereafter, distribute the aggregate amount then on deposit in the Trust, pro rata to its public shareholders by way of redemption and cease all operations except for the purposes of making such distributions and winding up of its affairs.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 19, 2014

COLLABRIUM JAPAN ACQUISITION CORPORATION

By:	/s/ Koji Fusa
Name: Koji Fusa
Title: Chief Executive Officer

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